2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50

Tenke Mining Corp.
2101 – 885 West Georgia Street
Vancouver, B.C. Canada V6C 3E8
Tel: +1 604 689 7842
Fax: +1 604 689 4250

NEWS RELEASE

LUNDIN MINING AND TENKE MINING CLOSE MERGER

Vancouver, B.C., July 3, 2007 – Lundin Mining Corporation (TSX: LUN; AMEX: LMC; SSE: LUMI) (Lundin Mining) and Tenke Mining Corp. (TSX: TNK) ("Tenke") are pleased to announce that the business combination of Lundin Mining and Tenke has been finalized effective as of July 3, 2007.

Shareholders of the respective companies approved the transaction on June 18, 2007 and final court approval was received on June 21, 2007. The transaction was completed by way of a Plan of Arrangement (the "Arrangement"). Pursuant to the Arrangement, all Tenke common shares will now be exchanged on the basis of 1.73 Lundin Mining common shares plus Cdn $0.001 cash for each Tenke common share.

Tenke’s South American assets and US $5 million have been conveyed to a new company, Suramina Resources Inc. ("Suramina"). Common shares of Suramina will be distributed to Tenke shareholders, on a one-for-one basis. Suramina will commence trading on the Toronto Stock Exchange at the market opening on July 5, 2007 under the symbol "SAX". The CUSIP number of Suramina is 868 650 102.

The common shares of Tenke will be delisted at the close of business on July 4, 2007.

Mr. Paul Conibear, currently President of Tenke, will be President and CEO of Suramina and will join Lundin Mining as Senior Vice President Projects.

Upon issuance of the Lundin Mining shares pursuant to the Arrangement, Lundin Mining will have approximately 389.9 million common shares outstanding. Lundin Mining shares trade on the Toronto Stock Exchange ("LUN") and AMEX ("LMC") and Swedish Depositary Receipts trade on the Stockholm Stock Exchange "LUMI").

Lukas H. Lundin, Chairman of Lundin Mining, commented, "The merger of Lundin Mining and Tenke is a major leap forward towards our goal of building Lundin Mining into the world’s premier base metals producer. The Tenke Fungurume asset is truly world-class and without question the largest new copper development in many years. The deposits are so extensive and widespread within the 1,500 square kilometer concession area that they virtually represent an entire mining district in themselves. Construction of the first phase of operations of the mine is well underway and both shareholders and the local community in the DRC can expect to enjoy the benefits for many years to come. I would like to extend a warm welcome to our new shareholders and thank our existing ones for their support as we continue our rapid growth."

Forward-Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under risk factors relating to each company’s business in Lundin Mining’s and Tenke’s most recent Annual Information Form and in each company’s most recent management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, zinc, gold and nickel; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

For further information, please contact:

Catarina Ihre, Investor Relations, Europe: +46-706-07-92-63
Sophia Shane, Investor Relations, North America: +1-604-689-7842
www.lundinmining.com